February 13, 2020

Ting Ting Chang
President and Chief Executive Officer
Zhong Yuan Bio-Technology Holdings Limited
Suite 2432, Sun Hung Kai Centre
30 Harbour Road
Wanchai, Hong Kong

       Re: Zhong Yuan Bio-Technology Holdings Limited
           Registration Statement on Form F-1
           Filed January 17, 2020
           File No. 333-235983

Dear Ms. Chang:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

General

1. We note that 161,500,000 or approximately 94.2% of the outstanding shares were issued to your principal shareholder Zhong Yuan Investment Limited on August 31, 2019 and
       that Mr. Yau Sing Tang, your principal financial officer and a director, holds sole voting and investment power over those shares. We also note that approximately 95.4% of the shares being sold in the offering are being sold by Zhong Yuan Investment Limited.
       Given the size of the offering relative to the number of common shares held by non-
       affiliates, please provide us your legal analysis explaining your basis for determining that this secondary offering is eligible to be made under Rule 415(a)(1)(i). In responding, consider the guidance set forth in Question 612.09 of our Securities Act Rules
 Ting Ting Chang
FirstName LastNameTing Ting Chang Limited
Zhong Yuan Bio-Technology Holdings
Comapany NameZhong Yuan Bio-Technology Holdings Limited
February 13, 2020
Page 2
February 13, 2020 Page 2
FirstName LastName
         Compliance and Disclosure Interpretations. Alternatively, please revise to reflect that
         Zhong Yuan Investment Limited will sell its shares at a fixed price for the duration of the offering. See Rule 415(a)(4).
Special Note Regarding Forward Looking Statements, page 3

2. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings. See Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to this offering.
Dividend Policy, page 22

3. We are unable to locate the risk factor referenced under this heading. Please advise or revise.
Business of Bao Feng, page 32

4. Please revise your disclosure to clarify how your business is conducted, including how and where you manufacture your products. Describe in greater detail your relationship and agreements with the Wend Niu Te Qi government, including how the seeds are produced, and MNRDEA, including which of their products you distribute.
5. Please disclose the basis for all of your assertions about your competitive position within your industry. We note, for example, your disclosure that "Bao Feng is one of the first nervonic acid biotechnology companies, and the only national high-tech enterprise specializing in the production and application of nervonic acid, in China."
Regulations in China Applicable to Our Business, page 40

6. For each of the laws and regulations discussed under this heading, make clear how you are affected and discuss the extent that you are materially at risk for any non-compliance, as necessary. Additionally, please update your disclosure under "The Draft PRC Foreign
         Investment Law" to include discussion of the new Foreign Investment Law that took effect on January 1, 2020 and make clear whether either of your PRC businesses are in a restricted or prohibited category.
Tax Regulations, page 45

7. Please clarify the tax laws and rates that are applicable to you and your subsidiaries, including in China, Hong Kong, the Cayman Islands and the United
States.
Enforceability of Civil Liabilities, page 61

8. Here or under "Our shareholders do not have the same protections or information generally available, page 19," please name your Cayman Islands and Hong Kong counsel
 Ting Ting Chang
Zhong Yuan Bio-Technology Holdings Limited
February 13, 2020
Page 3
      and provide their consents. Please see Item 101(g)(2) of Regulation S-K. Auditors' Report, page F-14

9.    Please provide an updated auditors' report from Centurion ZD CPA & Co.
which
      discloses the audit firm's tenure in accordance with AS 3101.
Pro Forma Condensed Combined Financial Information, page F-35

10. In an amended filing, please update your financial information, financial statements and pro forma financial information or otherwise advise. In your amended filing, please update the financial statements for both Zhong Yuan and China Bio-tech. Reference is made to Item 8.A of Form 20-F.
11. Please enhance your disclosure to clarify that the Zhong Yuan historical financial information is as of 12-31-18 and for the year then ended. Additionally, indicate in the headers for each pro forma financial statement that the information is unaudited. Finally, we note that there is a 90 day gap between the operating information provided for Zhong
      Yuan and China Bio-tech. Please consider expanding your footnote disclosure to include a discussion of any significant operating expenses incurred by Zhong Yuan during this period.
12. Please consider expanding your disclosure to include a discussion of how you intend to account for the merger transaction between Zhong Yuan and China Bio-tech.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameTing Ting Chang
                                                  Division of Corporation
Finance
Comapany NameZhong Yuan Bio-Technology Holdings Limited
                                                  Office of Real Estate &
Construction
February 13, 2020 Page 3
cc:       Henry F. Schlueter, Esq.
FirstName LastName